UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-147086-01

TONGXIN INTERNATIONAL LTD.
(Translation of registrant’s name into English)

199 Pierce Street, Suite 202,
Birmingham, Michigan 48009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated October 12, 2010, relating to Tongxin International, Ltd. receives NASDAQ Staff Deficiency Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TONGXIN INTERNATIONAL, LTD.

Date: October 12, 2010	By:	/s/ Rudy Wilson
	Name:	Rudy Wilson
	Title:	Chairman of the Board and Chief Executive Officer
	By:	/s/ Jackie Chang
	Name:	Jackie Chang
	Title:	Chief Financial and Accounting Officer

*	Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1.	Press release dated October 12, 2010, relating to Tongxin International, Ltd. receives NASDAQ Staff Deficiency Letter.

Based upon the NASDAQ Staff’s review of the information provided as the Company’s Plan of Compliance (“Plan”) on September 17, 2010 and information subsequently provided to NASDAQ by the Company and its audit committee, NASDAQ has determined to reject the Company’s Plan and the Company’s request for continued  listing under Listing Rule 5810 (b) on the NASDAQ Stock Market.

The Company indicated that it is delinquent in filing its Form 20-F due to an investigation being conducted by its Audit Committee. A report by the forensic accountant, KPMG, retained by the audit committee calls into question, among other things, the validity of certain complicated related party transactions.  This investigation is ongoing and as a result, the Company is unable to provide a timetable by which the investigation will be concluded and audited financials filed. As part of the Staff’s ongoing review or in response to any submissions that Company will make, NASDAQ may identify additional deficiencies under NASDAQ rules.

Accordingly, the Company’s securities will be delisted from the NASDAQ Stock Market and will be suspended on the opening of the business day October 14, 2010. The company anticipates it securities will become able to be traded on the “pink sheets”. The Company also anticipates re-applying for trading on NASDAQ after the audit committee completes its investigation and after filing its Form 20-F.

This press release and the Form 6-K contain forward-looking statements, including (without limitation) statements related to the Company's intentions to regain compliance with NASDAQ rules. Words such as “will”, “plans to” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. These and other risk factors are discussed under “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission. The Company expressly any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

For more information, please contact:

COMPANY:

Mr. Rudy Wilson, CEO
Tel: 248-593-8330
Email: rudy@txicint.com
Web: www.txicint.com

Ms.   Jackie Chang, CFO
Tel:  626-660-7117
China:+86-13467553808
Email:jackie@txicint.com
Web:  www.txicint.com